

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 14, 2009

Reed T. Buley
Chief Financial Officer
Remediation Services, Inc.
1111 Hughes Court
Wylie, Texas 75098

      Re: **Remediation Services, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              File No. 0-52235

Dear Mr. Buley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 9A. Controls and Procedures, page 10

1.   We note your officers' conclusion that your disclosure controls and procedures were not effective "to ensure that all material information required to be filed in the annual report on Form 10-K has been made known to them." Please confirm to us supplementally and revise your future filings to either simply state that your disclosure controls and procedures were "effective" or "not effective, whichever the case may be, without defining them, or include the complete definition of disclosure controls and procedures as referenced in Item 307 of Regulation S-K

which is (1) to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (2) to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 31

2.   Please revise future filings to conform the wording of your Section 302 certifications exactly to the guidance in Item 601(31) of Regulation S-K as noted below. Please also provide us supplementally your proposed revisions.
- Delete the words "annual" or "quarterly" except in line 1 where you identify the report being certified.
- Delete the word "amended" unless it is an amended filing being certified.
- Replace "small business issuer" with "registrant"
- Consistently use the phrase "the registrant's other certifying officer and I" (as stated in the Forms 10-Q) or "I" (as stated in the Form 10-K) and ensure that all pronouns and verbs accordingly agree with the subject.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Tricia Armelin at (202) 551-3747, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief